                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                Amendment #5


                               Rand Acquisition Corp.

                                (NAME OF ISSUER)

                        Common Stock, par value $.0001 per share

                         (TITLE OF CLASS OF SECURITIES)


                                    752182204

                                 (CUSIP NUMBER)

                                Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                                212 750-7117




                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                             October 30, 2006


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 4 Pages)

CUSIP No. 752182204                 13D/A                 Page 2 of 4 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
     IRS No. 13-4082842
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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [ ]
                                                                      (b)    [x]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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    NUMBER OF       7.    SOLE VOTING POWER         1,823,400
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        0
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER    1,823,400
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,823,400

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS  [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       20.7%**

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14.  TYPE OF REPORTING PERSON*

     OO
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**The Reporting Parties own approximately 12.9% of the Company's outstanding common stock. The calculation of the percentage set forth above
assumes   the exercise by the Reporting Parties of 266,755 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.The Reporting Parties have not yet exercised or converted any of such warrants. In connection with the company's initial public offering, the company has 9,071,325 exercisable warrants outstanding,(i) approximately an additional 7,696,000 exercisable warrants outstanding and (ii) an additional 300,000 shares of Series A Convertible Preferred Stock outstanding (also convertible into 2,419,354 shares of common stock) held by security holders other than the Reporting Parties. This calculation does not assume the conversion of any warrants, options, Series A Convertible Preferred Stock or other derivative securities held by security holders other than the Reporting Parties, whether or not exercisable.

			  (Page 2 of 4 Pages)

CUSIP No. 752182204                 13D/A                   Page 3 of 4 Pages

  AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5, dated November 1, 2006, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on August 4, 2006 (the "Schedule 13D"), relating to the common Stock, par value $0.0001 per share, of Rand Acquistion Corp., a Delaware Corporation.


Items 3 and 5 of the Schedule 13D are hereby amended and restated, as follows:

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of November 1, 2006, Hummingbird has caused each of HVF, Microcap Fund and Concentrated Fund to invest approximately $2,372,607, $2,458,851, and $1,079,355, respectively, in the shares and warrants of the Issuer using their respective working capital.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

	         (a) - (b) As the holder of sole voting and investment authority over the shares owned by HVF, the Microcap Fund,and the Concentrated Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,823,400 shares representing approximately 20.7% of the outstanding shares of the Issuer (based upon 8,002,957 shares outstanding as of August 14, 2006, as reported on the latest Definitive Schedule 10-KSB of the Issuer, for the quarter ending June 30, 2006, and assuming conversion of 266,755 warrants.) Hummingbird disclaims any economic interest or beneficial ownership of the shares covered by this Statement, except to the extent of its ownersip in each of HVF, Microcap Fund, and Concentrated Fund.

         Mr. Sonkin is the managing member and control person of Hummingbird and has disposition and investment power over the shares held by HVF, Microcap Fund and Concentrated Fund. For purposes of Rule 13d-3, he may be deemed to be the beneficial owner of the aggregate amount of 1,823,400 shares representing approximately 20.7% of the outstanding shares of the Issuer (based upon 8,002,957 shares outstanding as of August 14, 2006, as reported on the latest Definitive Schedule 10-KSB of the Issuer, for the quarter ending June 30, 2006, and assuming conversion of 266,755 warrants.) Mr. Sonkin disclaims any economic interest or beneficial ownership of the shares covered by this Statement, except to the extent of his ownersip in each of HVF, Microcap Fund, and Concentrated Fund.

			  (Page 3 of 4 Pages)

CUSIP No. 752182204                 13D/A                  Page 4 of 4 Pages




               Hummingbird caused Concentrated Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES          PRICE/UNIT
   ----              ----                      ------         -----------

10/30/2006	open market purchase		42,700		5.644
10/31/2006	open market purchase		25,000		6.309
11/1/2006	open market purchase		40,600		6.555






         (d)      Inapplicable.

         (e)      Inapplicable.





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: November 1, 2006

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member